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SEC FILE NUMBER
8-41760

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/17___ AND ENDING ___08/31/18___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTHOFF, CONE & HOLMSTEDT

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 345
                                          (No. and Street)

Walnut Creek   CA   94596
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Celeste Moye   (415) 672-0559
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Cronner Accountancy Corporation__
                          (Name – If Individual, state last, first, middle name)

2977 Ygnacio Valley Road #460   Walnut Creek   CA   94598
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark A. Holmstedt_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Westhoff, Cone & Holmstedt_____, as
of August 31_____·_____, 2018_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NO EXCEPTIONS._____

_____

_____

_____
                                                       Signature

Prosident_____
                        Title

See attached
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me

on this 25 day of October, 2018.
        Date   Month   Year
by
(1) Mark A. Holmstedt

(and (2) _____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
         Signature of Notary Public

[Notary Seal:]
MELINDA L. PEDERSEN
Commission # 2135734
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2020

Seal
Place Notary Seal Above

———————————— OPTIONAL ————————————

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2018

With Independent Auditors' Report Thereon

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2018

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Westhoff, Cone & Holmstedt
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt (the Company) as of August 31, 2018, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Companys as of August 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation financial statement. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended August 31, 2018 was Mary Ann Cropper.

Supplemental Information

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served the Company as auditor since 2008.

Walnut Creek, California
October 26, 2018

2

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2018

ASSETS

ASSETS:

Cash and cash equivalents	$	485,032
Deposit with clearing broker-dealer		150,406
Remarketing fees receivable		28,490
Deferred income tax asset		8,908
Prepaid expenses and deposits		23,350
Furniture and equipment, net of accumulated depreciation of $43,594		10,387
TOTAL ASSETS	**$**	**706,573**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued liabilities	$	81,006
Deferred income tax liability		3,099
Subordinated notes payable		80,000
Total liabilities		164,105

SHAREHOLDERS' EQUITY:

Common stock - no par value; authorized 100,000 shares;		
issued and outstanding, 13,869 shares		13,869
Retained earnings		528,599
Total shareholders' equity		542,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**706,573**

See independent registered auditors' report and notes to these financial statements

3

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2018

REVENUE:	
Underwriting	$ 1,593,207
Remarketing fees	219,471
Interest and dividends	796
Advisory	753,650
Total revenue	2,567,124
EXPENSES:	
Compensation and benefits	1,410,049
Deal and clearing expenses	709,669
Communications	11,165
Occupancy	106,805
Promotional and Travel	123,943
Research	1,509
Regulatory	9,064
Professional services and other	79,025
Interest	8,000
Total expenses	2,459,229
INCOME BEFORE INCOME TAXES	107,895
INCOME TAX PROVISION:	
Current income tax provision - State	800
Deferred income tax provision	45,811
Total income tax provision	46,611
NET INCOME	$ 61,284

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2018

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	13,869	$ 13,869	$ 467,315	$ 481,184
NET INCOME	-	-	61,284	61,284
BALANCES, END OF YEAR	13,869	13,869	528,599	$ 542,468

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended August 31, 2018

BALANCE AT AUGUST 31, 2017	$	80,000
Changes in Loan Balance		-
BALANCE AT AUGUST 31, 2018	$	80,000

See independent registered auditors' report and notes to these financial statements

6

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	S	61,284
Adjustments to reconcile net income to		
cash provided by (used in) operating activities:		
Depreciation		5,984
Changes in operating accounts:		
Receivables		55,952
Prepaid expenses and deposits		12,046
Accounts payable and accrued liabilities		(13,659)
Income taxes payable or deferred		45,811
Net cash used in operating activities		167,418
CASH FLOWS FROM FINANCING ACTIVITIES -		
Maturity of subordinated notes payable		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		167,418
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		317,614
CASH AND CASH EQUIVALENTS, END OF YEAR	S	485,032
SUPPLEMENTARY CASH FLOW INFORMATION:		
Income taxes paid	S	800
Interest paid	S	8,000

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2018

1. ORGANIZATION AND OPERATION

Westhoff, Cone & Holmstedt (the "Company"), incorporated and commenced operations in California in October, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable, accrued expenses, and subordinated loans. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2018 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash, and have an original maturity of three months or less, to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

8

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2018

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance and expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable.

Remarketing fees are billed quarterly and are based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Advisory Fees are billed and recorded at the time they are earned, on a per contract basis.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2018 was $1,727.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2018

3. INCOME TAXES

The following is a summary of income taxes for the year ended August 31, 2018:

	Federal	State	Total
Net income before provision for income taxes	$ 107,895	$ 107,895	
Adjustments:			
50% meals and entertainment limitation	13,564	13,564	
Depreciation	5,984	5,984	
Non-deductible life insurance	2,620	2,620	
Contributions deferred by income limitation	1,750	-	
Non-deductible contributions	250	250	
California tax paid	-	800	
Taxable Income before NOL applied	132,063	131,113	
NOL available	(167,867)	(134,827)	
Taxable income	$ 0	$ 0	
Current income tax provision (paid)	0	800	$ 800
Decrease in Deferred Taxes			$ 45,811
Deferred tax asset (from Net Operating Loss Carryforward)	$ 8,580	$ 328	$ 8,908
Deferred tax liability (from Depreciation Timing Differences)	$ 2,181	$ 918	$ 3,099
NOL Carryforward to 2018	$ 35,804	$ 3,714	

Federal and state income tax net operating loss (NOL) carryforwards do not expire therefore no valuation allowance was provided on the deferred tax assets relating to them.

Generally, Federal, State, and Local authorities may examine the Company's tax returns for three years from the date of filing. The current and prior three years remain subject to examination as of August 31, 2018.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2018

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related ratio to aggregate indebtedness may fluctuate on a daily basis. At August 31, 2018, the Company had net capital of $551,333, which was $451,333 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities, and will not otherwise hold funds or securities of customers.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company entered into a lease agreement for office space for a 62 month term, commencing December 15, 2013. Due to an initial free rent period provided by the lease, total lease payments are recognized on a straight-line basis over the term of the lease. As such, as of August 31, 2018, there is a deferred rent liability of $5,576 included within accounts payable in the accompanying financial statements. The Company has one equipment lease which is month-to-month. They have an additional equipment operating lease which is included in the minimum lease commitment schedule below.

Lease commitments for the following five fiscal years are as follows:

Year Ended August 31,	Minimum Lease Commitment
2019	$ 42,469

Rent expense for the year ended August 31, 2018 was $87,813

11

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2018

6. COMMITMENTS AND CONTINGENCIES (Continued)

Underwriting Commitments

Westhoff, Cone & Holmstedt maintains no bond inventory and does not underwrite any transactions without firm purchase orders from FINRA registered broker/dealers or Section 144A Qualified Institutional Purchasers as defined in Rule 144A of the Securities Act of 1933 as amended. Management believes there are no current or future commitments or contingencies with regard to underwriting revenues or contracts.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. At August 31, 2018 cash exceeded the FDIC threshold by approximately $235,000.

8. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2018 $53,601 was included in expense for the profit-sharing plan.

9. SUBORDINATED LIABILITIES

On October 20, 2015, two subordinated debt agreements were executed, each in the amount of $80,000 from shareholders of the Company, to be repaid January 31, 2017, with interest at 10%, paid quarterly. In January 2017 one of the loans was repaid. The second loan was renewed for a term of one year. The Company plans to repay the second loan in November, 2018.

Prior written approval from the Financial Industry Regulatory Authority (FINRA) is required before any repayment of subordinated debt. Such approval is contingent on the Company meeting net capital requirements.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 26, 2018, the date on which the financial statements were available to be issued. No events were noted that require further disclosure in or adjustment to the financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2018

Shareholders' equity			$ 542,468
Add: Deductions and allowable credits			
Liabilities Subordinated to claims of general creditors			80,000
Less: Non-allowable assets and charges against net capital:			
Remarketing Fees receivable after 30 Days	$	28,490	
Prepaid income taxes		8,908	
Prepaids and deposits		23,350	
Furniture and equipment, net		10,387	
			71,135
Net capital, as defined			$ 551,333 (A)
Aggregate indebtedness:			
Total liabilities	$	164,105	
Less: deferred income tax liability		(3,099)	
Less: Subordinated debt		(80,000)	
			$ 81,006 (B)
Percentage of aggregate indebtedness to net capital (B/A)			14.69%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,400
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net Capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 451,333
Excess net capital at 120% of requirement	$ 431,333



CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Westhoff, Cone & Holmstedt stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 26, 2018

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Westhoff, Cone & Holmstedt (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 pursuant to section (k)(2)(ii) of that rule, throughout the most recent fiscal year without exception.

Westhoff, Cone & Holmstedt

I, Mark Holmstedt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

President

October 25, 2018

FAX COVER SHEET

TO	Division of Trading & Markets
COMPANY	Securities & Exchange Commission
FAX NUMBER	12027729273
FROM	Celeste Moye, CPA
DATE	2018-10-30 21:25:55 GMT
RE	8-41760 Westhoff, Cone & Holmstedt Annual Report

COVER MESSAGE

Attached please find the Annual Audited Report of Westhoff, Cone & Holmstedt for the year ended August 31, 2018, together with the auditor's report, pursuant to Rule 17A-4 of the Securities Act of 1934.

Sincerely,

Celeste W. Moye, CPA

FINOP

415-672-0559

celestecpa@comcast.net